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                           June 30, 2020

       Dawn Dickson
       Chief Executive Officer
       Solutions Vending International, Inc.
       997 N. Fourth Street
       Columbus, OH 43201

                                                        Re: Solutions Vending
International, Inc.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 18, 2020
                                                            File No. 024-11184

       Dear Ms. Dickson:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2020 letter.

       Amendment No. 2 to Offering Statement on Form S-1

       Prospectus Cover Page, page 1

   1. Please revise the offering price on the cover page to reflect the offering price per share after accounting
for the cash commission paid by the investor to StartEngine
                                                        Primary. Confirm that
the cash commission will be included in the aggregate purchase price paid by an
investor when calculating the maximum amount that non-accredited investors may invest
under Rule 251(d)(2)(i)(C) under the Securities Act of 1933.
 Dawn Dickson
Solutions Vending International, Inc.
June 30, 2020
Page 2

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameDawn Dickson
                                                          Division of
Corporation Finance
Comapany NameSolutions Vending International, Inc.
                                                          Office of Technology
June 30, 2020 Page 2
cc:       Jeffrey Marks
FirstName LastName